EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated September 11, 2007 relating to the financial statements and financial statement schedule of OSI Systems, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s changes in accounting for pension and postretirement benefits), and management’s report on the effectiveness of internal control over financial reporting, and the effectiveness of internal controls over financial reporting, appearing in the Annual Report on Form 10-K of OSI Systems, Inc. for the year ended June 30, 2007 and to the reference to us under the heading “Experts” in this Registration Statement.

/s/ MOSS ADAMS LLP

Los Angeles, California

January 29, 2008